THIRD AMENDMENT TO PAIRING AGREEMENT

     THIRD AMENDMENT TO PAIRING AGREEMENT ("Third Amendment") dated as of July 17, 1998 by and between Meditrust Corporation, a Delaware corporation ("REIT"), and Meditrust Operating Company, a Delaware corporation ("OPCO").

     WHEREAS, REIT and OPCO are parties to a Pairing Agreement dated as of December 20, 1979, as amended by the First Amendment to Pairing Agreement, dated November 6, 1997, as further amended by the Second Amendment to Pairing Agreement, dated February 6, 1998 (as so amended, the "Pairing Agreement");

     WHEREAS, the Boards of Directors of each of REIT and OPCO adopted, and the shareholders of REIT and OPCO approved, amendments to each of the respective certificates of incorporation of REIT and OPCO to authorize the issuance 25,000,000 shares of REIT capital stock and OPCO capital stock known as Excess Stock ("REIT Excess Stock" and "OPCO Excess Stock," respectively);

     WHEREAS, REIT and OPCO desire to amend the Pairing Agreement to provide that shares of REIT Excess Stock and shares of OPCO Excess Stock issuable upon conversion of Realty Common Stock (as defined in the Pairing Agreement), Operating Company Common Shares (as defined in the Pairing Agreement) or Convertible Equity Stock (as defined below) will, upon issuance, be paired in the same manner as, and be subject to the same conditions, limitations, restrictions and requirements as Realty Common Stock and Operating Company Common Shares; and

     WHEREAS, REIT and OPCO desire to clarify the terms of the Second Amendment to Pairing Agreement such that all series of series common stock that are convertible into Realty Common Stock, Operating Company Shares, REIT Excess Stock or OPCO Excess Stock will be subject to the pairing provisions of the Pairing Agreement.

     NOW, THEREFORE, in consideration of the mutual agreements contained in the Pairing Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Section 9 of the Pairing Agreement is hereby deleted in its entirety and shall be replaced with the following:

     "9. Preferred Stock, Series Common Stock and Excess Stock. The terms "Realty Common Stock" and "Operating Company Common Shares," as used in this Pairing Agreement, shall include, respectively, any preferred stock or series common stock of Realty or Operating Company which is convertible into Realty Common Stock or Operating Company Common Shares (the "Convertible Equity Stock") and shall also include any REIT Excess Stock or OPCO Excess Stock issued as a result of the conversion of Realty Common Stock, Operating Common Shares or Convertible Equity Stock, to the end that such Convertible Equity Stock, REIT Excess Stock or OPCO Excess Stock, as the case may be, shall be paired in the same manner as, and be subject to the same conditions, limitations, restrictions and

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requirements as the Realty Common Stock and Operating Company Common Shares
under this Pairing Agreement."

     2. As amended by this Third Amendment, the Pairing Agreement is ratified, confirmed and approved in all respects.

     IN WITNESS WHEREOF, the parties have executed this Third Amendment as of the day and year first above written.

                                          MEDITRUST CORPORATION


                                          By: /s/ Michael Benjamin
                                              -------------------------------
                                              Name:  Michael S. Benjamin, Esq.
                                              Title: Senior Vice President


                                          MEDITRUST OPERATING COMPANY


                                          By: /s/ Edward J. Robinson
                                              -------------------------------
                                              Name:  Edward J. Robinson
                                              Title: Chief Operating Officer




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